Syneron Reports Second Quarter 2006 Financial Results

Revenues Increased 37% Year-Over-Year to a Record High of $27.5 Million

YOKNEAM, ISRAEL -- 08/07/2006 -- Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, today announced financial results for the second quarter ended June 30, 2006.

Revenues for the second quarter of 2006 grew 37% over the same period in 2005 from $20.1 million to a record high of $27.5 million. Net income for the second quarter of 2006 on a US GAAP basis ("GAAP") was $8.9 million, or $0.32 per diluted share, which includes stock-based compensation expense of $2.4 million, or $0.09 per diluted share. This represents an increase of 29% from $6.9 million or $0.25 per diluted share in the same period in 2005.

On a pro forma basis, exclusive of stock-based compensation, net income for the second quarter of 2006 was $11.3 million, or $0.41 per diluted share, representing growth of 22% from the same period in 2005, in which the Company recorded a net income of $9.2 million, or $0.34 per diluted share. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore feels it important to make these non-GAAP adjustments available to investors.

The non-GAAP figures for the second quarter of 2006 are exclusive of stock-based compensation expense of approximately $2.4 million and the non-GAAP results in the second quarter of 2005 are exclusive of a one-time charge related to a patent lawsuit settlement of $2.4 million. (Refer to the "Use of Non-GAAP Measures" section and accompanying financial table for reconciliation of GAAP financial information to Non-GAAP).

Revenues and net income on a US GAAP basis for the six-month period ended June 30, 2006 were $51.3 million and $17.7 million, or $0.64 per diluted share respectively. The company recorded revenues and net income of $38.6 million and $14.4 million, or $0.52 per diluted share, in the same period in 2005. On a pro forma basis, revenues and net income for the six-month period ended June 30, 2006 were $51.3 million and $17.7 million, or $0.64 per diluted share respectively.

Commenting on the results, CEO David Schlachet said, "Our second quarter results clearly demonstrate our success in strengthening the distribution network in Europe and Asia. Sales in Europe and Asia increased significantly both year-over-year, as well as sequentially. In North America, we succeeded in maintaining relatively flat revenues sequentially, despite the management transition, and we recorded a 17% growth rate year-on-year. We expect to see sequential growth in North America in the second half of 2006."

Mr. Schlachet continued, "Revenues from Europe, Asia and Latin America rose to 50% of total revenues, compared with a historical level of 40% to 45%. As a result, gross margins for the second quarter were below our target of 85% to 84%. We expect that the geographical mix will return to historical levels and with it we expect a slight increase in gross margins."

Mr. Schlachet added, "Our new e-Family of products, which we launched world wide toward the end of the first quarter, has been well accepted by our customers in all regions. During the second quarter, we incurred additional expenses associated with the successful introduction of these products and the expansion of our sales rep network. Given the benefits from marketing and sales initiatives worldwide, as well as cost management initiatives, particularly in North America, we continue to expect to meet our previously announced guidance."

Syneron's financial position remains very strong. Syneron's cash position (including long-term deposits) rose by $10.2 million to $148.5 million at the end of the quarter and shareholders' equity totaled $167 million. Trade receivables were $29.7 million on June 30, 2006, representing a decrease of days of sales outstanding by 8 days to 98 days on an end of quarter basis and 95 days on an average balance basis.

Conference call

Syneron Management will host a conference call to discuss the results at 8:30am ET today, August 7, 2006. Investors and other interested parties may access a live web cast through Syneron's web site at www.syneron.com. Please login at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's web site.

Use of Non-GAAP Measures

This press release provides financial measures for net income and basic and diluted earnings per share that exclude stock-based compensation expense and are therefore not calculated in accordance with generally accepted accounting principals (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare it with historical net income and earnings per share prior to the adoption of FAS 123R.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Specifically, statements concerning Syneron's financial expectations regarding sequential revenue growth in North America, expected geographic mix and increases in gross margins, acceptance of new products and anticipated benefits from marketing, sales and management initiatives are forward-looking statements within the meaning of the safe harbor provisions of the Act. Guidance with respect to quarterly and year-end financial results and other forward-looking statements are based on management's current, preliminary expectations and are subject to risks and uncertainties, which may cause Syneron's actual results to differ materially from the statements contained herein. Undue reliance should not be placed on forward-looking statements, especially guidance on future financial performance, which speaks only as of the date such statements are made. Syneron undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

Syneron, the Syneron logo, and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

                           Syneron Medical Ltd.
                     CONSOLIDATED STATEMENT OF INCOME
              U.S. dollars in thousand except per share data

                                 Three Months ended    Six Months ended
                                      June 30,              June 30,
                                  2006       2005       2006       2005
                               (unaudited)(unaudited)(unaudited)(unaudited)
                                ---------  ---------  ---------  ---------

Revenues                           27,519     20,132     51,257     38,641
Cost of Revenues                    4,443      2,657      7,934      5,238
                                ---------  ---------  ---------  ---------
Gross Profit                       23,076     17,475     43,323     33,403

Operating expenses
Research and development            2,256      1,256      3,986      2,247
Selling and marketing              10,961      6,615     19,869     12,465
General and administrative          2,001        751      3,724      1,467
Other expenses                          -      2,370          -      3,494
                                ---------  ---------  ---------  ---------
Total operating expenses           15,218     10,992     27,579     19,673

                                ---------  ---------  ---------  ---------
Operating Income                    7,858      6,483     15,744     13,730
Financial income, net               1,345        493      2,457        847
                                ---------  ---------  ---------  ---------
Income before taxes                 9,203      6,976     18,201     14,577
Taxes on income                      (309)      (100)      (509)      (200)
                                ---------  ---------  ---------  ---------
Net Income                          8,894      6,876     17,692     14,377

Basic net earning per share          0.33       0.28       0.65       0.60
Diluted net earnings per share       0.32       0.25       0.64       0.52
                                =========  =========  =========  =========
Weighted average number
 of shares used in per share
 calculation (in thousand):
Basic                              27,245     24,634     27,058     24,131
Diluted                            27,711     27,555     27,576     27,418
                                =========  =========  =========  =========

                           Syneron Medical Ltd.
 Reconciliation Between GAAP To Non-GAAP Consolidated Statement Of Income
              U.S. dollars in thousand except per share data

                   Three Months ended             Three Months ended
                      30 June 2006                   30 June 2005
                        SFAF 123R                      One Time
                GAAP     Adjust-  Non-GAAP     GAAP     Adjust-  Non-GAAP
             (unaudited)  ment   (unaudited)(unaudited)  ment   (unaudited)
              --------- --------- ---------  --------- --------- ---------

Revenues         27,519              27,519     20,132              20,132
Cost of
 Revenues         4,443        50     4,393      2,657               2,657
              --------- --------- ---------  --------- --------- ---------
Gross Profit     23,076       (50)   23,126     17,475              17,475

Operating
 expenses
Research and
 development      2,256       121     2,135      1,256               1,256
Selling and
 marketing       10,961     1,855     9,106      6,615               6,615
General and
 administrative   2,001       394     1,607        751                 751
Other expenses        -                   -      2,370     2,370         -
              --------- --------- ---------  --------- --------- ---------
Total operating
 expenses        15,218     2,370    12,848     10,992     2,370     8,622

              --------- --------- ---------  --------- --------- ---------
Operating
 Income           7,858    (2,420)   10,278      6,483    (2,370)    8,853
Financial
 income, net      1,345               1,345        493                 493
              --------- --------- ---------  --------- --------- ---------
Income before
 taxes            9,203    (2,420)   11,623      6,976    (2,370)    9,346
Taxes on income    (309)               (309)      (100)               (100)
              --------- --------- ---------  --------- --------- ---------
Net Income        8,894    (2,420)   11,314      6,876    (2,370)    9,246

Basic net
 earnings per
 share             0.33     (0.09)     0.42       0.28     (0.09)     0.38
Diluted net
 earnings per
 share             0.32     (0.09)     0.41       0.25     (0.07)     0.34
              ========= ========= =========  ========= ========= =========

Weighted
 average number
 of shares used
 in per share
 calculation
 (in thousand):
Basic            27,245              27,245     24,634              24,634
Diluted          27,711              27,711     27,555              27,555
              ========= ========= =========  ========= ========= =========

                           Syneron Medical Ltd.
                        CONSOLIDATED BALANCE SHEETS
                         U.S. dollars in thousand

                                                   30 June     31 December
                                                    2006          2005
                                                 (unaudited)   (unaudited)
                                                ------------- -------------

CURRENT ASSETS
Cash and cash equivalents (1)                          22,988        16,570
Short-term deposits (1)                                 5,004             -
Marketable securities (1)                             119,431       116,489
Trade receivables                                      29,732        19,776
Other receivables and prepaid expenses                  4,476         9,293
Inventories                                             3,806         3,434
                                                ------------- -------------
Total current assets                                  185,437       165,562

LONG-TERM ASSETS
Severance pay fund                                        273           249
Long-term deposits and other cash equivalent (1)        1,072         1,103
Long-term trade receivables                                 -         1,003
Property and equipment, net                             1,336         1,189
                                                ------------- -------------
Long-Term Assets                                        2,681         3,544

OTHER ASSETS                                            1,029         1,175
                                                ------------- -------------
Total Assets                                          189,147       170,281
                                                ============= =============

CURRENT LIABILITIES
Trade Payables                                          3,523         2,112
Other current liabilities                              14,576        18,960
                                                ------------- -------------
Total current liabilities                              18,099        21,072

LONG-TERM LIABILITIES
Deferred Revenue                                        3,986         3,763
Accrued severance pay                                     348           282
                                                ------------- -------------
Total long-term liabilities                             4,334         4,045

SHAREHOLDERS' EQUITY:                                 166,714       145,164
                                                ------------- -------------
Total liabilities and shareholders' equity            189,147       170,281
                                                ============= =============

(1) Total Short and Long Terms Cash and
    Equivalent                                        148,495       134,162

                           Syneron Medical Ltd.
                    CONSOLIDATED STATEMENT OF CASH FLOW
                         U.S. dollars in thousand

                                       Three Months ended  Six Months ended
                                            June 30,           June 30,
                                         2006     2005      2006     2005
                                          (unaudited)        (unaudited)
                                       -------  -------   -------  -------

CASH FLOWS FROM OPERATING
 ACTIVITIES

Net income                               8,894    6,876    17,692   14,377
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
Depreciation and amortization              184      138       352      266
Accrued severance pay, net                   2      (14)       42        2
Increase in short-term and long-term
 trade receivables                      (1,901)    (104)   (8,600)  (2,815)
Decrease (increase) in other accounts
 receivables and prepaid expenses        5,345     (346)    4,817     (194)
Increase in inventories                   (463)    (198)     (372)    (682)
Increase in trade payables                 859       93     1,411      758
Decrease in other current liabilities   (4,482)  (7,100)   (4,686)  (1,547)
Gain (loss) on available for sale
 securities                                (65)     (48)      566      181
Stock-based compensation                 2,457       37     4,039       74
Increase (decrease) in deferred
 revenues                                 (107)     195       525    1,317
Loss on sales of property and equipment      -        -         -       12
                                       -------  -------   -------  -------

Net cash provided by operating
 activities                             10,723     (471)   15,786   11,749
                                       -------  -------   -------  -------

CASH FLOWS FROM INVESTING
 ACTIVITIES

Investment in short-term deposits, net  (5,004)  (1,694)   (5,004)  (2,091)
Purchase of available-for-sale
 securities                             (5,234)    (161)   (5,441)    (323)
Proceeds from sale of
 available-for-sale securities               -      675     1,191    1,325
Payments for ecquisition of long-term
 loans and others                          (12)      (1)       31   (2,004)
Proceeds from long-term loans and other      -        -         -      765
Purchase of property and equipment        (109)    (166)     (352)    (349)
Purchase of other assets                     -      (30)        -     (466)
                                       -------  -------   -------  -------

Net cash used in investing activities  (10,359)  (1,377)   (9,575)  (3,143)
                                       -------  -------   -------  -------

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of ordinary and
 preferred shares, net                       -        -         -    1,588
Exercise of options                         85        -       207        -
                                       -------  -------   -------  -------

Net cash provided by financing
 activities                                 85        -       207    1,588
                                       -------  -------   -------  -------

Increase in cash and cash equivalents      449   (1,848)    6,418   10,194
Cash and cash equivalents at the
 beginning of the period                22,539   24,510    16,570   12,468
                                       -------  -------   -------  -------

Cash and cash equivalents at the end of
 the period                             22,988   22,662    22,988   22,662
                                       =======  =======   =======  =======

For more information, please contact

David Seligman
CFO
+1-972-54-772-6229
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+1-972-4909-6282
email: ir@syneron.com

Nick Laudico (US contact)
The Ruth Group
646-734-4792
email: nlaudico@theruthgroup.com